UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

05329W102

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,662,878(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 17,662,878 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,662,878 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%(2)

14.	Type of Reporting Person (See Instructions) OO

(1) All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 110,624,843 shares of Common Stock outstanding as of October 26, 2015, as reported on the Issuer’s Form 10-Q filed on October 28, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,662,878 (1)

	8.	Shared Voting Power 1,898,717(2)

	9.	Sole Dispositive Power 17,662,878 (1)

	10.	Shared Dispositive Power 1,898,717(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,561,595 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%(3)

14.	Type of Reporting Person (See Instructions) OO

(1) All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3) Based on 110,624,843 shares of Common Stock outstanding as of October 26, 2015, as reported on the Issuer’s Form 10-Q filed on October 28, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,898,717 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,898,717 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,717 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%(2)

14.	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the common stock, $0.01 par value per share (“Common Stock”) of AutoNation, Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2) Based on 110,624,843 shares of Common Stock outstanding as of October 26, 2015, as reported on the Issuer’s Form 10-Q filed on October 28, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,898,717 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,898,717 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,717 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the common stock, $0.01 par value per share (“Common Stock”) of AutoNation, Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2) Based on 110,624,843 shares of Common Stock outstanding as of October 26, 2015, as reported on the Issuer’s Form 10-Q filed on October 28, 2015.

EXPLANATORY STATEMENT

This Amendment No. 13 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (together with Cascade and the Trust, the “Reporting Persons”) with the Securities and Exchange Commission on February 5, 2009, as amended February 6, 2009, February 24, 2010, July 23, 2010, August 17, 2010, February 9, 2011, November 4, 2011, November 14, 2011, December 2, 2011, February 17, 2012, March 26, 2012, May 22, 2012, and October 30, 2015, relating to the Common Stock, par value $0.01 per share (the “Common Stock”) of AutoNation, Inc. (the “Issuer”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each Reporting Person expressly disclaims membership in a group.

Item 3.         Source and Amount of Funds or Other Consideration

Cascade purchased 1,444,212 shares of Common Stock of the Issuer with its working capital for an aggregate purchase price of $65,252,731.67 (including commissions).

Item 5.         Interest in Securities of the Issuer

(a)              See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)              See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)               During the past sixty days, Cascade engaged in open market transactions as set forth in Exhibit 99.1 to this filing and incorporated by reference herein.

(d)              None.

(e)               Not applicable.

Item 7.         Material to be Filed as Exhibits

Exhibit 99.1                              Transactions by Cascade

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016	CASCADE INVESTMENT, L.L.C.(1)

	By	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

*By:		/s/ Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 5, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on February 5, 2009, SEC File No. 005-40342 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.